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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __*)


                              VISUAL NETWORKS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                           (Title of Class Securities)


                                    928444108
                      ------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No.  928444108

1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Firsthand Capital Management, Inc.
     EIN: 77-0449623

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) _______

     (b) _______

3.   SEC Use Only ______________________________________________________________

4.   Citizenship or Place of Organization                             California

                    5.   Sole Voting Power                             1,879,800
Number of Shares
Beneficially        6.   Shared Voting Power                                   0
Owned by Each
Reporting Person    7.   Sole Dispositive Power                        1,879,800
With:
                    8.   Shared Dispositive Power                              0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person      1,879,800

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) __________

11.  Percent of Class Represented by Amount in Row (9)      6.1%

12.  Type of Reporting Person (See Instructions)
     IA, CO

CUSIP No.  928444108

1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Landis, Kevin Michael

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) _______

     (b) _______

3.   SEC Use Only ______________________________________________________________

4.   Citizenship or Place of Organization                          United States

                    5.   Sole Voting Power                             1,879,800
Number of Shares
Beneficially        6.   Shared Voting Power                                   0
Owned by Each
Reporting Person    7.   Sole Dispositive Power                        1,879,800
With:
                    8.   Shared Dispositive Power                              0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person      1,879,800

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ____________

11.  Percent of Class Represented by Amount in Row (9)      6.1%

12.  Type of Reporting Person (See Instructions)
     HC (Control Person), IN

Item 1.

     (a)  Name of Issuer

          Visual Networks Inc.

     (b)  Address of Issuer's Principal Executive Offices

          2092 Gaither Road, Suite 220-I
          Rockville, MD  20850

Item 2.

     (a)  Name of Person Filing

          (i)  Firsthand Capital Management, Inc. ("Firsthand")
          (ii) Kevin Michael Landis ("Landis")

     (b)  Address of Principal Business office or, if None, Residence

          (i)  125 South Market, San Jose, CA 95113

     (c)  Citizenship

          (i)  Firsthand: California
          (ii) Landis: United States

     (d)  Title of Class Securities

          Common stock

     (e)  CUSIP Number

          928444108

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  [ ]  Broker or dealer registered under section 15 of the Act
               (15 U.S.C. 78o).
     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
     (e) [X] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).
     (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(ii)(F).
     (g) [X] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).
     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
     (j)  [X]  Group in accordance with ss. 240.13d-1(b)(ii)(J).

     This statement is filed by Firsthand, an investment adviser registered under the Investment Advisers Act of 1940, as amended, and its control person Landis. (See, also, Exhibit A.)

Item 4. Ownership

     Common stock:

     (a)  Amount Beneficially Owned: 1,879,800

     (b)  Percent of Class: 6.1%

     (c)  Number of shares as to which the joint filers have:

          (i)   sole power to vote or to direct the vote: 1,879,800

          (ii)  shared power to vote or to direct the vote: 0

          (iii) sole power to dispose or to direct the disposition of: 1,879,800

          (iv)  shared power to dispose of or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person. N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A

Item 8. Identification and Classification of Members of the Group.
                                 See Exhibit A.

Item 9. Notice of Dissolution of Group. N/A

Item 10. Certification:

     (a) The following certification shall be included if the statement is filed pursuant to ss. 240.13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

Date: 02/08/01
                                    FIRSTHAND CAPITAL MANAGEMENT, INC.


                                    /s/ Kevin M. Landis
                                    --------------------------------------
                                    Kevin M. Landis, President


                                    /s/ Kevin M. Landis
                                    --------------------------------------
                                    Kevin M. Landis, Control Person

EXHIBIT A

            Identification and Classification of Members of the Group

Pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified and classified as follows:

            Name                                    Classification
            ----                                    --------------

Firsthand Capital Management, Inc.      Investment adviser registered under the
("Adviser")                             Investment Advisers Act of 1940, as
                                        amended.

Kevin Michael Landis                    A control person of the Adviser.

EXHIBIT B

                  Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: 02/08/01

                                    FIRSTHAND CAPITAL MANAGEMENT, INC.

                                    /s/ Kevin M. Landis
                                    --------------------------------------
                                    Kevin M. Landis, President


                                    /s/ Kevin M. Landis
                                    --------------------------------------
                                    Kevin M. Landis, Control Person

EXHIBIT C

                       Disclaimer of Beneficial Ownership


Visual Networks Inc.
Common Stock
1,879,800 Shares



Kevin Michael Landis disclaims beneficial ownership as to all shares beneficially owned for Section 13(g) filing purposes by Firsthand Capital Management, Inc., as investment adviser.